                                                           OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number: 3235-0145
                                                   Expires: September 30, 1988
                                                   ---------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 20)*

                              THE TIMKEN COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   8873895
                      ----------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (5-87)

                                  SCHEDULE 13G

 CUSIP NO. 8873895                                                                        PAGE 2 OF 2 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | Names of Reporting Person                                                                         |
|     | S.S. or I.R.S. Identification No. of Above Person                                                 |
|     |                                                                                                   |
|     | Ward Jackson Timken                                                                               |
|     | ###-##-####                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | Check the Appropriate Box if a Member of a Group*                                       (a) [   ] |
|     |                                                                                         (b) [ x ] |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC Use Only                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | Citizenship or Place of Organization                                                              |
|     |                                                                                                   |
|     | United States of America                                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|            Number of          |     5 |  Sole Voting Power                                              |
|                               |       |                                                                 |
|             Shares            |       |    353,077                                                      |
|                               |-------|-----------------------------------------------------------------|
|          Beneficially         |     6 |  Shared Voting Power                                            |
|                               |       |                                                                 |
|            Owned by           |       |   6,981,941                                                     |
|                               |-------|-----------------------------------------------------------------|
|              Each             |     7 |  Sole Dispositive Power                                         |
|                               |       |                                                                 |
|            Reporting          |       |     353,077                                                     |
|                               |-------|-----------------------------------------------------------------|
|           Person With         |     8 |  Shared Dispositive Power                                       |
                                |       |                                                                 |
|                               |       |     6,981,941                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | Aggregate Amount Beneficially Owned by Each Reporting Person                                      |
|     |                                                                                                   |
|     |                                       7,335,018                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*                             |
|     |                                                                                             [   ] |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | Percent of Class Represented by Amount in Row (9)                                                 |
|     |                                                                                                   |
|     |           11.86%                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | Type of Reporting Person*                                                                         |
|     |                                                                                                   |
|     |            IN                                                                                     |
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 20)


Item 1 (a).  Name of Issuer:

             The Timken Company
             ---------------------------------------------------------------

Item 1 (b).  Address of Issuer's Principal Executive Offices:

             1835 Dueber Avenue, S.W.
             Canton, Ohio  44706
             ---------------------------------------------------------------

Item 2 (c).  Name of Person Filing:

             Ward Jackson Timken
             ---------------------------------------------------------------

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

             1835 Dueber Avenue, S.W.
             Canton, Ohio  44706
             ---------------------------------------------------------------

Item 2 (c).  Citizenship:

             United States
             ---------------------------------------------------------------

Item 2 (d).  Title of Class of Securities:

             Common stock without par value
             ---------------------------------------------------------------

Item 2 (e).  CUSIP Number:

             8873895
             ---------------------------------------------------------------

Item 3.      Status of Person Filing.

                  Not Applicable.

Item 4.  Ownership:

        (a)     Amount Beneficially Owned:........ 7,335,018................

        (b)     Percent of Class:................... 11.86%.................

        (c)     Number of shares as to which the person has:

                (i)   sole power to vote or to direct the vote....   353,077....

                (ii)  shared power to vote or to direct the vote.. 6,981,941....

                (iii) sole power to dispose or to direct the
                      disposition of..............................   353,077...

                (iv)  shared power to dispose or to direct the
                      disposition of ............................. 6,981,941...


Item 5. Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable [ ]

        Response to this Item is contained on the separate sheet(s) attached hereto [XX].

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company.

        Not Applicable.


Item 8. Identification and Classification of Members of the Group

        Not Applicable.


Item 9.   Notice of Dissolution of Group.

        Not Applicable.

"In response to item 6, other persons have the right to receive and, in certain cases, share the right to direct the receipt of the dividends from, and the proceeds from the sale of, 6,981,941 shares of the securities identified in this Schedule 13G.

5,247,944 shares of the securities identified in this Schedule 13G are held by the Timken Foundation of Canton, which is a charitable foundation. The three trustees of the Timken Foundation of Canton are Messrs. W. R. Timken, Jr., Don
D. Dickes, and me. All of the trustees share the voting and dispositive power with respect to the securities held by the Timken Foundation of Canton.

1,204,383 shares of the securities identified in this Schedule 13G are held by my wife, or trusts or foundations other than the Timken Foundation of Canton. I disclaim the beneficial ownership of these securities as well as the securities held by the Timken Foundation of Canton.

529,614 shares of the securities identified in the Schedule 13G are held by the Estate of Louise B. Timken. The co-executors of the Estate of Louise B. Timken are Mr. W. R. Timken, Jr. and me. We share the voting and dispositive power with respect to these securities held by the Estate of Louise B. Timken. I disclaim the beneficial ownership of these securities, except for a one-sixth interest (88,269 shares), which will be distributed to me under the terms of Louise B. Timken's will."

ITEM 10.  CERTIFICATION

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 4, 1999
-----------------------------------
Date
       /s/ Ward J. Timken
-----------------------------------
Signature
Ward Jackson Timken, Vice President
-----------------------------------
Name/Title



          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).